Revolutionary Concepts, Inc.

2622 Ashby Woods

Matthews, NC 28105

(704) 622-6327

May 3, 2010

Larry Spirgil, Assistant Director

Paul Fischer, Staff Attorney

U. S. Securities & Exchange Commission

450 Fifth Street N. W.

Washington, DC 20549

Re:

Revolutionary Concepts, Inc.

Form 10-K year ending December 31, 2009

File No: 333-151177

Filed on April 15, 2009

Mr. Spirgil:

Thank you for your comment letter dated April 19, 2010. The Company has endeavored to comply with each of the Staff’s comments as set forth below.

We have followed the numbering system of the Examiner’s comment letter unless noted otherwise.

General

1.

We have engaged Bongiovanni and Associates, CPA, as our auditor.  They have completed their audit and have given us an unsigned auditors’ consent letter.  They are awaiting final payment before signing the letter.  We are trying to make arrangements for final payment and filing an amended 10-K to include the auditors’ signed letter.

2.

We have added a Footnote to our “Notes to Financial Statements”, to disclose and explain in detail, the nature of the costs capitalized within the “Patent Costs” line-item.  We have also included the GAAP reference for their capitalization.  Please see below for our proposed footnote:

Intangible Assets – Intangible assets are comprised of software development costs and legal fees incurred in order to obtain the patent.  The software development costs are capitalized in accordance with FASC 985-20-25-4 Costs of producing product masters incurred subsequent to establishing technological feasibility shall be capitalized. Those costs include coding and testing performed subsequent to establishing technological feasibility. Software production costs for computer software that is to be used as an integral part of a product or process shall not be capitalized until both (a) technological feasibility has been established for the software and (b) all research and development activities for the other components of the product or process have been completed.  The fees incurred in order to obtain the patent are capitalized in accordance with FASC 350-30-15-3.  This Statement applies to costs of internally developing identifiable intangible assets that an entity recognizes as assets APB Opinion 17, paragraphs 5 and 6.  The carrying value of software development costs and patent costs are $32,200 and $56,001 respectively as of 12/31/09 and these intangible assets are amortized over an estimated useful life of 5 years.

3.

We have noted your comment in regards to the Form 8-K Item 4.01, and will work to ensure that future reportable events of this nature are disclosed within four business days of the date of the event.

The Company takes note of the Examiner’s Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Yours very truly,

Ronald Carter /s/

Revolutionary Concepts, Inc.

Ron Carter, President and CEO